Form 10KSB, Exhibit 13
period 1996-09-30
PHOTON DYNAMICS INC
filed 1996-12-30
CIK 1002663

                                                                    EXHIBIT 13.1

COMPANY PROFILE

The flat panel display (FPD) industry has grown significantly in recent years due to expanding applications made possible by improvements in size, resolution, and power utilization. Flat panel display manufacturing is a complex, materials intensive process. Fast, accurate testing of FPDs is a critical step in successful manufacturing. Early defect detection can eliminate the investment of further materials and labor, and allows for repair prior to final assembly, providing a substantial savings in manufacturing costs.

Photon Dynamics is a leading worldwide supplier of test, inspection and repair systems for the flat panel display industry. Photon Dynamics' products incorporate technologies that are designed to provide FPD manufacturers with the ability to obtain information critical to yield improvement and manufacturing processes insights. Our systems are used to control, monitor and refine the manufacturing process in order to increase yields, reduce materials loss, transition new designs from R & D to commercial production, and to assist in the rapid start-up of new manufacturing facilities.

Photon Dynamics offers a suite of products to inspect virtually all types of FPDs and to address the key areas of active matrix liquid crystal display (AMLCD) test, inspection and repair, from research and development through commercial production. Photon Dynamics' In Process Test Systems (IPT) locate, count and characterize electrical defects, contamination and other defects at the active array stage. Flat Panel Inspection Systems (FIS) perform cell and module inspection to detect and locate optical defects. Review stations with Integrated Laser Cut and Weld (ILW) repair defects based on precise location information generated by the IPT and the FIS. Patented technologies, such as Voltage Imaging and N-Aliasing, work in conjunction with proprietary software programs to permit low cost, non-contact, full characterization and image evaluation.

Photon Dynamics has been issued over 21 U.S. patents for flat panel display test, inspection and repair technologies, and has other U.S. and foreign applications pending. As the only company with systems addressing all key areas of AMLCD test, inspection and repair, Photon Dynamics is positioned to provide an integrated yield and cost management solution for FPD manufacturing.

Customer Commitment

Photon Dynamics' expertise in flat panel test, inspection, and repair comes from many years of production experience with the worlds leading FPD manufacturers. Our philosophy is to develop our technologies through close interaction with our customers in order to provide the most efficient, cost-effective solutions throughout the world. We are dedicated to maximizing value to our customers, and cooperating with them to achieve lower costs, higher quality products, and increased production levels.

Worldwide Presence

Photon Dynamics' main headquarters, located in San Jose, California, is home to our manufacturing and research and development facilities. In order to meet our customer' needs throughout the world, Photon Dynamics also maintains offices in Japan and Korea, and is represented in Taiwan. With systems installed throughout the world, we are committed to serving our customer base with the highest level of support possible. Our customer support network allows us to meet our customer satisfaction goals, and helps us to stay in close contact with the issues that impact their success.

Training and Service

The relationships we have with our customers continue long after our systems are installed at their facilities. Our trained technical support and service staff is available to maintain the high standard of performance that our customers expect from our systems. In addition, Photon Dynamics offers a full range of customer training courses for all of our products, covering maintenance, basic operation, test design and applications. These courses provide our customers with the latest theory of operation, methodology, and technological enhancements. Our service and training teams are dedicated to providing customized solutions for the specific needs of each of our customers.

SHAREHOLDERS' LETTER

Fiscal 1996 marked an important year of growth for the flat panel display industry and Photon Dynamics. In the first quarter, we became a publicly traded company, and reported record revenue and earnings, which earned us a spot as one of Silicon Valley's 50 fastest growing companies. We have developed new versions of our test, inspection, and repair systems, added key management and engineering people, and recently moved into a new 50,000 sq. ft. corporate office and manufacturing facility in San Jose, Ca. In addition, we have added several new customers throughout the world, and have seen repeat business from some of the worlds' largest flat panel display manufacturers that make up our existing customer base.

Flat panel displays are one of the fastest growing segments of the electronics industry, with excellent potential for growth throughout the next decade. We are very excited about the opportunities for flat panel displays, led by the growth of the notebook computer market. Today, flat panel displays are also being used for other markets which are potentially much larger than notebook computers. We are beginning to see flat panel displays replacing the cathode ray tube (CRT) in the desktop monitor market, and the technology for a flat television screen that hangs on the wall is now a reality. Other emerging flat panel display applications include on-board vehicle navigation, personal information devices, and projection systems. These visual delivery technologies are key components of today's multi-media information age.

To be a leader in these industries, companies must be proficient in two key technologies for the 21st Century: machine vision and image processing. These technologies are Photon Dynamics' core competency, and represent the future of our Company's technological development.

The thrust of our business is to offer integrated, software driven, capital equipment solutions that apply machine vision technology to flat panel display manufacturing.

In the future, we plan to broaden our machine vision and image processing technology to include new applications and new product opportunities.
1997 will present challenges as well as opportunities for Photon Dynamics.

In order to reduce deadline pressures and to help smooth out periods of fluctuating revenue, as seen in the fourth quarter of fiscal year 1996, we are committed to building up our backlog to a significant level. As the flat panel industry matures and expands, so does the sophistication of the manufacturing process, which has been gradually gearing up towards mass production to meet increasing demand. Our challenge is to continue to move the use of machine vision systems from a research and development stage to the mass production lines of all of our strategic customers. To achieve this, we must improve our throughput to match the high level of performance our systems offer. We must also continue to raise our level of worldwide service and applications to meet our customers' requirements, while continuing to develop new technologies that lead the industry.

We believe that fiscal 1997 will bring more industry growth, more product development, and more technology advances for Photon Dynamics than any other period of time in our Company's history. We are focused on the challenges that face us, and look forward to the tremendous opportunities that lie ahead.

Vincent F. Sollitto Jr.
Chief Executive Officer

SELECTED FINANCIAL DATA

Consolidated Statements of Operations
In thousands except per share data
For the Years Ended September 30,             1996                1995             1994             1993                  1992
Revenue                                    $24,763             $18,447          $10,587          $10,312               $ 5,721
Gross margin                                11,507               6,756            3,902            3,066                   756
Operating income (loss)                        563                 710           (2,048)          (3,109)               (4,802)
Net income (loss)                          $   854             $   377          $(2,105)         $(3,070)              $(4,607)

Net income per share (pro forma for          $0.12               $0.07
 1995)
Shares used in computing net income per      7,387               5,425
 share

Consolidated Balance Sheet Data
In thousands September 30,                    1996                1995             1994             1993                  1992
Working capital (deficit)                  $17,290             $   709          $   408          $  (857)              $ 2,064
Total assets                                24,958              10,519            6,567            4,948                 5,006
Total shareholders' equity                  19,770               1,857            1,435              132                 3,204

Unaudited Quarterly Consolidated Financial Data
In thousands

Fiscal Quarters Ended                                December 31, 1995   March 31, 1996    June 30, 1996    September 30, 1996
Revenue                                                        $ 6,205          $ 6,308          $ 7,709               $ 4,541
Gross margin                                                     2,804            2,975            3,599                 2,129
Net income (loss)1                                                 563              751              825                (1,285)

Fiscal Quarters Ended                                December 31, 1994   March 31, 1995    June 30, 1995    September 30, 1995
1995
Revenue                                                        $ 2,963          $ 4,448          $ 4,857               $ 6,179
Gross margin                                                     1,192            1,453            1,778                 2,333
Net income                                                          25               32              110                   210

1. Net loss for the fourth quarter of fiscal 1996 includes a $844,000 charge for the write down of assets related to a product line disposal, see Note 3 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

The following table sets forth certain operating data as a percentage of total revenue:

Years Ended September 30,                   1996            1995
Revenue:
Product sales                               94.4%           75.4%
Development contracts                        5.6            24.6
                                           100.0           100.0
Cost of revenue:
Product sales                               49.6            38.6
Development contracts                        3.9            24.8
                                            53.5            63.4
Gross margin                                46.5            36.6
Operating expenses:
Research and development                    16.1             9.1
Selling, general and administrative         24.7            23.7
Asset write-off related to product line      3.4               -
 disposal
Total operating expenses                    44.2            32.8
Operating income                             2.3             3.8
Other income (expense), net                  1.3            (1.7)
Income before provision for income taxes     3.6             2.1
Provision for income taxes                   0.2             0.1
Net income                                   3.4%            2.0%

To the extent that this annual report discusses financial projections, information or expectations about products or markets of Photon Dynamics Inc. (the Company), all such forward looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. It is important to note that the Company's actual results could differ materially y from those in such forward looking statements. The Company's results will be affected, particularly when measured on a quarterly basis, by the volume, composition and timing of orders for capital equipment by Flat Panel Display (FPD) manufacturers.

Other uncertainties include, acceptance of new products, timing of orders received, costs associated with new product introductions and managing growth. For a further discussion of the Company's business, please refer t= o the Company's 1996 Annual Report on Form 10-KSB.

Overview

Photon Dynamics develops, manufactures and markets on a worldwide basis a suite of products to inspect virtually all types of FPDs and to address all key areas of AMLCD test, inspection and repair throughout all major stages of the manufacturing life cycle, from research and development to commercial production. The Company's revenue is derived primarily from the sale of products and, to a lesser extent, from revenue under development contracts. In fiscal 1996 and 1995, revenue under development contracts accounted for 6% and 25% of total revenue, respectively.

The Company expects revenue under development contracts to decline on an absolute dollar basis in 1997. The Company does not expect that service revenue for continuing maintenance of its products will be a significant part of its revenue in the near term.

Results of Operations

Revenue

Revenue increased 34% from $18.4 million in fiscal 1995 to $24.8 million in fiscal 1996. Revenue from product sales increased 68% from $13.9 million to $23.4 million over the same period. The increase in product sales was primarily attributable to the introduction of the In-Process Test Mass Production System (IPT-MPS) in late fiscal 1995, which sold into both new and existing customer plants, and the continued penetration of the Japanese and Korean markets. International sales accounted for $21.6 million and $11.6 million of revenue in fiscal 1996 and 1995, respectively. Sales to Japan increased to $9.3 million in fiscal 1996 from $5.2 million in fiscal 1995, and sales to Korea increased to $10.6 million in fiscal 1996 from $4.5 million in fiscal 1995.

Gross Margin

Gross margin as a percent of revenue increased to 46.5% in fiscal 1996 from 36.6% in 1995. This increase in gross margins was due to the relative decrease in development contract revenue, with associated lower gross margins, as a percentage of total revenue. The gross margin for product sales decreased to 47.4% in fiscal 1996 from 48.8% in fiscal 1995. The decrease was the result of lower foreign exchange rates on Yen denominated sales and a less favorable product mix year to year. Overall product gross margins will fluctuate on a quarterly basis as the Company's product mix fluctuates. The Company expects to add to its infrastructure by hiring additional personnel and increasing its capital expenditures for new facilities and equipment which is expected to modestly reduce gross margins at the start of 1997.

The increase in gross margin attributable to development contracts was primarily due to the ending of two lower margin contracts with government agencies.

Research and Development

The Company increased its research and development expenses on an absolute dollar basis to $4.0 million in fiscal 1996, or 16% of revenue, from $1.7 million in fiscal 1995, or 9% of revenue. In addition to these research and development expenses incurred for product development, the Company spent $1.0 million in fiscal 1996 and $4.6 million in fiscal 1995 in performance of its obligations under third party development contracts. The combination of research and development expenses and costs incurred on development contracts was $4.9 million, or 20% of revenue, in fiscal 1996 and $6.3 million, or 34% of revenue, in fiscal 1995. The Company expects that these combined product development expenses will increase in absolute dollar amounts in fiscal 1997 with continued emphasis on Company spending and lower spending under third party development contracts.

Selling, General and Administrative

Selling, general and administrative expenses increased to $6.1 million, or 25% of revenue, in fiscal 1996 from $4.4 million, or 24% of revenue, in fiscal 1995. The increase reflects an overall increase in revenue and the associated incremental selling costs as well the administration costs associated with being a public company. Selling, general and administrative expenses may increase in absolute dollar amounts in fiscal 1997 and in future periods depending on factors including the level of the Company's revenue and other operations. Selling expenses may also fluctuate based on the Company's product and territory sales mix, which have different sales channels and associated cost structures.

In September, 1996, the Company ceased operations of its Defect Monitoring Tool
(DMT) product line. The DMT product group had been working exclusively on a single customer project not in the flat panel display market. As a result of the cancellation of this project, the associated inventory and assets of this product line which can not be transferred to other products will be disposed of. The Company recorded a $844,000 charge to write down the inventory and assets associated with the product line.

Interest income/expense

Interest income in fiscal 1996 increased to $646,000 from the fiscal 1995 level of $16,000 as a result of interest received on the proceeds from the Company's Initial Public Offering (IPO) in November 1995. Interest expense was $263,000 and $194,000 in fiscal 1996 and 1995 respectively, because of increases in borrowings under the Company's revolving bank line s of credit which were repaid in the first quarter of fiscal 1996, as well as borrowing under a term loan which was repaid in late fiscal 1996.

Provision for Income Taxes

Provisions for income taxes in fiscal 1995 and 1996 were minimal due to utilization of loss carryforwards. As of September 30, 1996 the Company had available federal and state net operating loss carryforwards of approximately $12.5 million and $3.0 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately

$698,000 and $341,000, respectively. The net operating loss and credit carryforwards will expire at various times beginning in 1998 through 2011 if not utilized. As of September 30, 1996, the Company had deferred tax assets of approximately $7.8 million, for which no benefit has been recorded on the Company's financial statements, and which consist primarily y of net operating loss carryforwards. This deferred tax asset will be recognized in future periods as taxable income is realized and consistent profits are reported.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company's operating loss and credit carryforwards may be subjected to limitation if it should be determined that there has been a change of ownership of more than 50% of the value of the Company's stock within any three year period. See Note 7 to Consolidated Financial Statements.

Liquidity and Capital Resources

Working capital increased from $709,000 as of September 30, 1995 to $17.3 million at September 30, 1996, of which $5.1 million was cash or cash equivalents. In November 1995, the Company completed its IPO of 2,932,500 shares of Common Stock, of which 2,127,661 shares were issued and sold by the Company and 804,839 shares were sold by stockholders. The IPO raised approximately $17.8 million before deducting offering expenses.

Cash used by operating activities was $3.8 million for the year. Working capital items that significantly impacted cash balances were accounts receivable and inventory. The Company's accounts receivable balance increased $3.4 million to $8.7 million. The factors affecting the accounts receivable balance include, the Company's credit terms to customers which typically have a small portion of the payment extended for a period of months after shipment resulting in a larger accounts receivable balance, especially when combined with the growth in product sales in fiscal 1996 compared fiscal 1995 as well as the near quarter end timing of such product shipments. Inventory levels increased $1.1 million reflecting the increased production levels in fiscal 1996.

Capital expenditures in fiscal 1996 and fiscal 1995 were $1.2 million and $1.0 million, respectively. The increase is the result of the capitalization of engineering and demonstration equipment related to the Company's latest products. In the first quarter of fiscal 1997 the Company relocated to a new facility and expects to spend approximately $700,000 in leasehold improvements and related costs.

The Company believes that cash and cash equivalents, income from operations and the proceeds from the Offering will be sufficient to satisfy working capital requirements and capital equipment needs for the next 12 months. As of September 30, 1996, the Company had no material outstanding commitments to purchase or lease capital equipment.

The Company believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, invest in or acquire complementary businesses, products or technologies. The Company may effect additional equity or debt financing to fund such activities. The sale of additional equity or convertible debt could result in additional dilution to the Company's shareholders.

Other Factors Affecting Company Results

The Company has experienced, (see unaudited quarterly consolidated financial data, page 5), and expects to continue to experience significant fluctuations in its quarterly results of operations. The Company derives substantially all of its revenue from the sale of a relatively small number of systems, which typically range in price from $400,000 to $1,500,000. As a result, the timing of the sale of a single system could have a significant impact on the Company's quarterly revenue and results of operations. The failure to receive anticipated orders or delays in shipments in a particular quarter, due, for example, to unanticipated shipment reschedulings or cancellations by customers or unexpected manufacturing difficulties, may cause revenue for that quarter to fall significantly below the Company's expectations, which would have a material adverse effect on the Company's results of operations for such quarter.

The Company's backlog at the beginning of each quarter is not necessarily indicative of actual sales for any succeeding period. All orders are subject to delay or cancellation with limited or no penalty. The Company's sales will often reflect orders shipped in the same quarter that they are received.

Other factors which may have an influence on the Company's results of operations in a particular quarter include the volume, mix and timing of the receipt of orders from major customers, competitive pricing pressures, costs of components and subsystems, the Company's ability to design, manufacture and introduce new products on a cost effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, fluctuations in foreign exchange rates, the timing of recognition of revenue under development contracts, the introduction and announcement of new products by the Company's competitors and changing conditions in the FPD market worldwide. In particular, due to substantial differences in gross margin for the Company's products, changes in the mix of products sold could result in substantial fluctuations in the Company's gross margin. Accordingly, the Company's results of operations are subject to significant variability from quarter to quarter.

CONSOLIDATED BALANCE SHEETS

In thousands, except share amounts
Years Ended September 30,                                                  1996                 1995
Assets
Current assets:
Cash and cash equivalents                                               $ 5,108              $   298
Short term investments                                                    4,066                    -
Accounts receivable, net of allowance for doubtful                        8,652                5,280
 accounts of $629 ($224 in 1995); including $1,220
 receivable from related parties ($1,907 in 1995)
Inventories                                                               4,125                2,986
Prepaid expenses and other current assets                                   518                  219
Total current assets                                                     22,469                8,783

Property, equipment, and leasehold improvements, net                      1,849                1,418

Other assets                                                                 640                 318
Total assets                                                            $ 24,958             $10,519

Liabilities and shareholders' equity
Current liabilities:
Accounts payable                                                        $  2,743            $  1,684
Accrued expenses and other liabilities                                     2,067               2,368
Customer deposits and deferred revenue                                       353               1,251
Line of credit and other short-term debt                                       -               2,407
Current portion of long-term debt                                             16                 364
Total current liabilities                                                  5,179               8,074

Noncurrent portion of long-term debt                                           9                 588
Commitments and contingencies

Shareholders' equity:
Preferred stock, no par value, issuable in series:                             -              17,935
 13,000,000 authorized, convertible shares issued and
 outstanding - 9,822,826 in 1995
Preferred Stock, no par value, 5,000,000 authorized,                           -                   -
 none issued and outstanding
Common stock, no par value, 20,000,000 authorized,                        38,064               3,008
 shares issued and outstanding - 6,888,032 and
 1,155,782 in 1996 and 1995
Accumulated deficit                                                      (18,201)            (19,055)
Foreign currency translation adjustment and other                             (7)                104
Notes receivable from shareholders                                           (86)               (135)
Total shareholders' equity                                                19,770               1,857
Total liabilities and shareholders' equity                              $ 24,958            $ 10,519

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except share amounts
Years Ended September 30,                                                   1996                1995
Revenue
Product sales                                                           $ 23,381            $ 13,906
Development contracts                                                      1,382               4,541
                                                                          24,763              18,447
Cost of revenue:
Product sales                                                             12,294               7,114
Development contracts                                                        962               4,577
                                                                          13,256              11,691
Gross margin                                                              11,507               6,756

Operating expenses
Research and development                                                   3,982               1,676
Selling, general, and administrative                                       6,118               4,370
Asset write-off related to product line disposal                             844                   -
Total operating expenses                                                  10,944               6,046
Operating income                                                             563                 710

Interest income                                                              646                  16
Interest expense                                                            (263)               (194)
Foreign exchange loss                                                        (53)               (142)
Income before provision for income taxes                                     893                 390

Provision for income taxes                                                    39                  13

Net income                                                              $    854            $    377

Net income per share (pro forma for 1995)                               $   0.12            $   0.07
Shares used in computing net income per share                              7,387               5,425

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands
Years Ended September 30,                                       1996               1995
Operating activities
Net income                                                  $    854            $    377
Adjustments to reconcile net
 income to net cash used in
 operating activities:
Depreciation and amortization                                    723                 451

Changes in operating assets and liabilities:
Accounts receivable                                                       (3,372)             (2,615)
Inventories                                                               (1,139)             (1,433)
Prepaid expenses and other current assets                                   (299)               (167)
Other assets                                                                (418)               (173)
Accounts payable                                                           1,044                (109)
Accrued expenses and other liabilities                                      (301)                117
Customer deposits and deferred revenue                                      (898)                293
Net cash used in operating activities                                     (3,806)             (3,259)

Investing activities
Acquisition of property and equipment                                     (1,154)               (975)
Acquisition of short term investments                                    (10,554)                  -
Maturities of short term investments                                       6,488                   -
Net cash used in investing activities                                     (5,220)               (975)

Financing activities
Borrowings under lines of credit                                               -               2,325
Proceeds from issuance of note payable                                         -               1,000
Proceeds from issuance of short term debt                                      -                  41
Repayment of lines of credit                                              (2,325)                  -
Principal payments under capital leases                                      (30)                (50)
Issuance of common stock                                                     226                  83
Proceeds from initial public offering, net                                16,895                   -
Repayment of notes receivable from shareholders                               49                   -
Payment of notes payable                                                    (979)               (103)
Net cash provided by financing activities                                 13,836               3,296

Net increase (decrease) in cash and cash equivalents                       4,810                (938)
Cash and cash equivalents at beginning of period                             298               1,236
Cash and cash equivalents at end of period                              $  5,108            $    298

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                              Convertible                    Common Stock
                                               Preferred
                                                 Stock
                                          Shares       Amount             Shares           Amount
In thousands
Balance at September 30, 1994              9,823       $ 17,935              860          $ 2,790
Issuance of common stock                       -              -               98               83
Issuance of common stock for                   -              -              198              135
 notes receivable
Foreign currency translation                   -              -                -                -
 adjustment
Net Income                                     -              -                -                -
Balance at September 30, 1995              9,823       $ 17,935            1,156          $ 3,008
Issuance of common stock                       -              -              122              226
Conversion of preferred                   (9,823)       (17,935)           3,482           17,935
 stock to common stock
Initial public offering, net                   -              -            2,128           16,895
 of offering costs
Foreign currency translation                   -              -                -                -
 adjustment
Repayment of notes receivable                  -              -                -                -
Net Income                                     -              -                -                -
Balance at September 30, 1996                  -              -            6,888          $38,064

                                     Accumulated        Foreign          Notes           Total
                                       Deficit         Currency        Receivable     Shareholders'
                                                      Translation        From            Equity
                                                       Adjustment     Shareholders'
                                                       and other
In thousands
Balance at September 30, 1994           $(19,432)         $ 142           $    -          $ 1,435
Issuance of common stock                       -              -                -               83
Issuance of common stock for                   -              -             (135)               -
 notes receivable
Foreign currency translation                   -            (38)               -              (38)
 adjustment
Net Income                                   377              -                -              377
Balance at September 30, 1995           $(19,055)         $ 104             (135)         $ 1,857
Issuance of common stock                       -              -                -              226
Conversion of preferred                        -              -                -                -
 stock to common stock
Initial public offering, net                   -              -                -           16,895
 of offering costs
Foreign currency translation                   -           (111)               -             (111)
 adjustment
Repayment of notes receivable                  -              -               49               49
Net Income                                   854              -                -              854
Balance at September 30, 1996           $(18,201)         $  (7)            $(86)         $19,770

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I  Summary of Significant
Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions. Photon Dynamics, Inc. is a manufacturer of test inspection and repair systems for the flat panel display industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Initial Public Offering

In November 1995, the Company completed an initial public offering (IPO) of 2,932,500 share of Common Stock, of which 2,127,661 shares were issued and sold by the Company and 804,439 shares were sold by stockholders. The
IPO raised approximately $17.8 million before deducting offering expenses.

Reverse Stock Split

In November 1995, the Company effected a one-for-three reverse stock split of the Company's common stock. All references in the accompanying financial l statements to numbers of common shares and per share amounts have been retroactively restated to reflect the reverse stock split.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less on the date of purchase to be cash equivalents.

Short Term Investments

Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 Accounting for Investments in Certain Debt and Equity securities (FAS 115), which requires investment securities to be classified as either held to maturity, trading or available for sale.

The Company has classified its investment portfolio as available for sale. Under FAS 115, investments classified as available for sale are required to be recorded at fair value and any temporary difference between an investment's cost and its fair value is recorded as a separate component o= f shareholders' equity.

At September 30, 1996, short term investments consisted of commercial paper and fixed rate notes. The cost of these securities approximated the fair value and the amount of unrealized gains or losses was not significant. These securities mature through May 1997.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

September 30,                               1996     1995
Inventories comprise
(in thousands):
Raw materials                              $1,970   $1,322
Work-in-progress                            1,247      461
Finished goods                                908    1,203
                                           $4,125   $2,986

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally three to five years.

Equipment recorded under capital leases is amortized using the straight-line method over the lesser of the lease terms or the lives of the related assets.

September 30,                                1996       1995
Property and equipment comprise
(in thousands):
Equipment                                  $ 3,553    $ 2,390
Office furniture and fixtures                  265        268
Leasehold improvements                         459        458
                                             4,277      3,116
Less accumulated depreciation and           (2,428)    (1,698)
 amortization
                                           $ 1,849    $ 1,418

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are included in a separate component of shareholders' equity.

Foreign currency transaction gains and losses are included in results of operations.

Revenue Recognition

The Company generally recognizes revenue from product sales at the time of shipment. The Company also sells one-year service contracts, for which revenue is recognized ratably over the contract period. Revenue under cost reimbursement type development contracts is recorded as costs are incurred.

Applicable estimated profits are included in revenue in the same proportion that incurred costs bear to total estimated costs. Certain fixed-price contracts that require substantial performance over a long period of time before deliveries begin are accounted for under the percentage-of-completion method. Under all other contracts, sales are recorded at delivery or on completion of specified tasks, as applicable, and estimated contract profits are taken into earnings in proportion to recorded sales.

Concentrations of Credit Risk

The Company markets its products primarily to a limited number of customers in the Far East. The Company has development contracts primarily with the U.S. government and companies in the Far East.

The Company is subject to economic conditions affecting its customers and the countries in which it operates. The Company believes its credit evaluation and monitoring process mitigates this credit risk. In 1996, sales to two unaffiliated and one affiliated customer accounted for 30%,14% and 19% respectively. In 1995, sales to two unaffiliated and one affiliated customer represented 25%, 24%, and 24% of total revenue. International sales accounted for 88% and 63% of total revenue in 1996 and 1995, respectively.

Warranty and Installation

The Company generally warrants its systems for a period of 12 months from installation for material and labor to repair and service the system. A provision for the estimated cost of installation and warranty is recorded upon shipment.

Net Income Per Share

Except as noted below, net income per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock options and warrants (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, common and common stock equivalent shares issued by the Company at prices below the initial offering price during the 12-month period prior to the offering in 1995 have been included in the calculation as if they were outstanding for all periods presented regardless of whether they are dilutive (using the treasury stock method and the initial public offering price).

The net income per share for the year ended September 30, 1995 is pro forma and is computed using the same method described above and also gives effect to common equivalent shares from convertible preferred stock using the if-converted method.

Impact of Recently Issued Accounting Standards

In March 1995, the FASB issued Statement of Financial Accounting Standards
No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of (FAS 121), effective for fiscal years beginning after December 15, 1995. The Company will adopt FAS 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based compensation (FAS 123), effective for fiscal years beginning after December 15, 1995. The Company will adopt the FAS 123 disclosure method of reporting in its fiscal 1997 financial statements.

NOTE 2 =F1 Related Parties

During 1996 and 1995 the Company sold approximately $4,651,000 and $4,482,000 of its systems to LG. Electronics, Inc. LG. Electronics owns approximately 8% of the Company's common stock, and warrants to purchase 28,333 shares of Common Stock at an exercise price of $0.60 per share. The Company believes its sales to LG. Electronics were made on terms no less favorable than would have been obtained from unaffiliated parties.

NOTE 3 =F1 Asset Write-off Related to Product line Disposal

In September, 1996, the Company ceased operations of its Defect Monitoring Tool
(DMT) product line. The DMT product group had been working exclusively on a single customer project not in the flat panel display market. As a result of the cancellation of this project, the associated inventory and assets of this product line which can not be transferred to other products will be disposed of. The Company recorded a $844,000 charge to write down the inventory and assets associated with the product line.

NOTE 4 =F1 Lease Obligations and Commitments

The Company leases certain equipment under capital leases. Total capitalized costs and related accumulated amortization for equipment under capital leases was $215,000 and $175,000, respectively, as of September 30, 1996 and $215,000 and $150,000, respectively, as of September 30, 1995.

The Company leases its main facility under a noncancelable operating lease agreement that expires in fiscal 1997. In late fiscal 1996 the Company entered into a new noncancelable operating lease on a facility which commences in November 1996 and expires in fiscal 2002.

Total future minimum lease obligations are as follows:

In thousands                               Operating Leases
1997                                             $512
1998                                              574
1999                                              591
2000                                              609
2001                                              627
2002                                               52

Rental expense for the years ended September 30, 1996 and 1995 was $352,000 and $404,000, respectively.

NOTE 5 =F1 Shareholders' Equity Preferred Stock

At September 30, 1995 the Company had 9,822,826 shares of Convertible
Preferred Stock outstanding which automatically converted into Common Stock upon the closing of the Company's initial public offering in November 1995=
=2E

Additionally, in November 1995, the Board of Directors approved an amendment of the Company's Articles of Incorporation to authorize 5,000,00=
0 shares of preferred stock, no par value, none of which are outstanding.

In 1995, the Company issued two sets of warrants to purchase 177,777 shares of Series E preferred stock, which are currently exercisable in exchange for 59,259 shares of common stock at $5.50 per share. The warrants expire from 2000 to 2002.

Warrants to Purchase Common Stock

In connection with bridge financing in 1994, the Company issued warrants to purchase a total of 160,856 shares of common stock at $0.60 per share. These warrants expire in 1999.

Stock Reserved for Future Issuance

As of September 30, 1996, the Company has reserved 1,732,506 shares of common stock for future issuance.

Stock Option and Purchase Plans

Under the Company's stock option plans, the Board of Directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors. Options may be granted for a period not to exceed ten years from the date of grant, at prices at least equal to the fair market value of common stock at the grant date, and become exercisable generally over a period of four years.

The following table summarizes activity under the Plans:

                               Shares Under Option    Exercise Price
Balance at Sept. 30, 1994             615,956
Granted                               616,678         $0.60 - $ 7.20
Exercised                            (293,383)        $0.60 - $ 7.20
Canceled                             (119,671)        $0.60 - $ 1.20
Balance at Sept. 30, 1995             819,580
Granted                               591,900         $6.75 - $11.00
Exercised                             (91,905)        $0.60 - $ 7.20
Canceled                             (217,056)        $0.60 - $11.00
Balance at Sept. 30, 1996           1,102,519

Options to purchase 409,872 shares of common stock are available for grant as of September 30, 1996. Options to purchase 67,328 shares of common stock have been granted subject to shareholder approval by the Board of Directors. Compensation related to such options will not be measured until approved. Options for 354,119 shares are currently exercisable (options for 223,872 shares at September 30, 1995).

The Company has reserved 100,000 shares of common stock to be issued under the 1995 Employee Stock Purchase Plan. The plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period.

Substantially all employees are eligible to participate in the plan. At September 30, 1996 81,884 shares were available for issuance under the plan.

NOTE 6 =F1 Notes Receivable From Shareholders

The notes receivable from shareholders arose from certain employees exercising their stock options. The notes bear interest at 6.83% per annum, and are secured by the shares of common stock.

NOTE 7 =F1 Income Taxes

The provision for income taxes for the year ended September 30, 1996 consists of the following:

In thousands
Year Ended September 30,                    1996     1995
Federal - current                          $  29   $  10
State - current                               10       3
Total                                      $  39   $  13

The provisions for taxes on income differed from the provisions calculated by applying the federal statutory rate to income before taxes as follows:

In thousands
Years ended September 30,                   1996     1995
Expected provision (benefit) at            $ 313    $ 137
 statutory rate
Alternative minimum taxes                     39       13
Benefit of operating loss carryforwards     (313)    (137)
                                           $  39    $  13

As of September 30, 1996, the Company has federal and state net operating loss carryforwards of approximately $12,500,000 and $3,000,000, respectively. The Company also has federal and state research and development tax credit carryforwards of approximately $698,000 and $341,000, respectively. The net operating loss and credit carryforwards will expire at various times beginning in 1998 through 2011, if not utilized.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company's net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50% of the value of the Company's stock. Such determination could limit the utilization of net operating loss and tax credit carryforwards. Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss and credit carryforwards.

Significant components of the Company's deferred tax assets are as follows:

In thousands
Years Ended September 30,                     1996         1995
Deferred tax assets:
Net operating loss carryforwards           $ 4,712      $ 4,955
Research credit carryforwards                  920          794
Capitalized research costs                     335          338
Inventory valuation                            771          584
Deferred revenue                               103          534
Other individually immaterial items            960          755
Total deferred tax assets                    7,801        7,960
Valuation allowance                         (7,801)      (7,960)1
Net deferred tax assets                    $     -      $     -

1The valuation allowance increased by $201,000 in 1995.

NOTE 8 - Statements of Cash Flows Data

In thousands                                  1996         1995
Supplemental disclosure of cash flow information
Interest paid                              $   272      $   124
Income taxes paid                          $   110      $    13

Supplemental disclosure of noncash investing and financing activities

Equipment purchased under capital leases   $     -      $    16
Common stock issued for notes              $     -      $   135
Conversion of Preferred Stock to Common    $17,935      $     -
 Stock

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Photon Dynamics, Inc.

We have audited the accompanying consolidated balance sheets of Photon Dynamics, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flow s for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photon Dynamics, Inc. as of September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

San Jose California
October 25, 1996

CORPORATE OFFICERS AND DIRECTORS

Directors
E. Floyd Kvamme - Chairman
Partner
Kleiner Perkins Caufield & Byers

Barry Cox
Private Investor

Michael Kim
Executive Director - New Business Development
LG Electronics, Inc.

Dr. Malcolm J. Thompson
Chief Executive Officer dpiX

Francois Henley
Chief Technical Officer
Photon Dynamics, Inc.

Steve Krausz
General Partner
U.S. Venture Partners

Vincent F. Sollitto Jr.
Chief Executive Officer
Photon Dynamics, Inc.

Officers
Vincent F. Sollitto Jr.
Chief Executive Officer

Francois Henley
Chief Technical Officer

Howard Bailey
Chief Financial Officer

Jeff Hawthorne
Vice President - Development

Alan Nolet
Senior Vice President - Sales

Donald Jerome
Vice President - Operations

C.J. Meurell
Vice President - Marketing and Technology

Dr. William Pratt
Chief Technical Officer - Software

CORPORATE INFORMATION

Independent Auditors
Ernst and Young LLP
San Jose, CA
Legal Counsel
Morrison and Foerster LLP
San Francisco, CA
Registrar and Transfer Agent
Bank of Boston
Boston, MA

Investor Information

Additional Copies of this report, as well as copies of SEC Form 10-KSB, for the year ended September 30, 1996, may be obtained from the Company without charge by contacting Investor Relations at Photon Dynamics Corporate Office.

The Company's common stock is traded on the Nasdaq National Market under the symbol PHTN.

   FISCAL 1996
                      High                  Low
1st Quarter          12 1/4                 6 7/8
2nd Quarter          10 1/2                 6 3/4
3rd Quarter          13 1/2                 7
4th Quarter          10 1/4                 5

The preceding table sets forth the high and low sales prices as reported on the Nasdaq National Market since the IPO in November 1995.

Corporate Office
Photon Dynamics, Inc.
6325 San Ignacio Avenue
San Jose, CA 95119-1202 telephone: (408) 226-9900 facsimile: (408) 226-9910

Subsidiaries
K.K. Photon Dynamics
No. 2 SVAX Hamamatsucho Building
Minato-ku, Tokyo 105
Japan telephone: (03) 5472-6147 facsimile: (03) 5472-6138

Photon Dynamics, Korea
7th Floor Taejin Building
14-2 Yangjae-Dong
Soecho-Ku, Seoul, Korea telephone: (02) 575-3443 facsimile: (02) 575-3446