Form 10KSB, Exhibit 13
period 1997-09-30
PHOTON DYNAMICS INC
filed 1997-12-24
CIK 1002663

                                                                    EXHIBIT 13.1



The Board of Directors
Photon Dynamics, Inc.

We have audited the accompanying consolidated balance sheets of Photon Dynamics, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photon Dynamics, Inc. as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



San Jose, California
October 24, 1997

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                            YEARS ENDED SEPTEMBER 30,
                                                          -----------------------------
  (IN THOUSANDS EXCEPT PER SHARE DATA)           1997      1996      1995       1994       1993
                                               --------   -------   -------   --------   --------

CONSOLIDATED STATEMENT OF OPERATIONS
  Revenue                                      $24,507    $24,763   $18,447   $10,587    $10,312
  Gross margin                                  10,718     11,507     6,756     3,902      3,066
  Operating income (loss)                       (2,695)       563       710    (2,048)    (3,109)
  Net income (loss)                            $(2,481)   $   854   $   377   $(2,105)   $(3,070)
  Net income (loss) per share (pro forma for   $ (0.35)   $  0.12   $  0.07
 1995)
  Shares used in computing net
      income (loss) per share                    7,049      7,387     5,425

                                                                  SEPTEMBER 30,
                                                                  ------------
                                                 1997       1996      1995      1994       1993
                                               -------    -------   -------   -------    -------
(IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
  Working capital (deficit)                    $14,769    $17,290   $   709   $   408    $  (857)
  Total assets                                  23,203     24,958    10,519     6,567      4,948
  Total shareholders' equity                    17,762     19,770     1,857     1,435        132


                UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA


(In thousands)                                      FISCAL QUARTERS ENDED,
                           DECEMBER 31, 1996   MARCH 31, 1997    JUNE 30, 1997   SEPTEMBER 30, 1997
Revenue (2)                           $6,246           $5,085           $6,821              $ 6,355
Gross margin                           3,073            2,271            3,366                2,008
Net income (loss)                         52             (973)              27               (1,587)


(In thousands)                                      FISCAL QUARTERS ENDED,
                           DECEMBER 31, 1995   MARCH 31, 1996    JUNE 30, 1996   SEPTEMBER 30, 1996
Revenue                               $6,205           $6,308           $7,709              $ 4,541
Gross margin                           2,804            2,975            3,599                2,129
Net income (loss) (1)                    563              751              825               (1,285)

(1)Net loss for the fourth quarter of fiscal 1996 includes a $844,000 charge for the write down of assets related to a product line disposal, see Note 3 to the consolidated financial statements.
(2) Revenue in the first quarter of fiscal 1997 includes a $1 million initial fee paid by a Korean company to be the exclusive value added reseller of the Company's inspection products in Korea.

Management's Discussion & Analysis of Results of Operations and Financial Conditions

The following table sets forth certain operating data as a percentage of total revenue.

                                                         Years Ended
                                                         September 30,
                                                       -----------------
                                                        1997       1996
                                                       ------     ------
Revenue
 Product sales                                          94.5%     94.4%
 Non product                                             5.5       5.6
                                                       ----------------
                                                       100.0     100.0
                                                       ----------------
Cost of revenue
 Product sales                                          56.3      49.6
 Non product                                             0.0       3.9
                                                       ----------------
                                                        56.3      53.5
                                                       ----------------
Gross margin                                            43.7      46.5
                                                       ----------------
Operating expenses
 Research and development                               31.7      16.1
 Selling, general and administrative                    23.0      24.7
 Asset write-off related to product line disposal        0.0       3.4
                                                       ----------------
  Total operating expenses                              54.7      44.2
Operating income (loss)                                (11.0)      2.3
Other income, net                                        1.0       1.3
                                                       ----------------
Income (loss) before provision for income taxes        (10.0)      3.6
Provision for income taxes                               0.1       0.2
Net income (loss)                                      (10.1)%     3.4%
                                                       ================

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. To the extent that this annual report discusses financial projections, information or expectations about products or markets of Photon Dynamics, Inc. all such forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. The Company's results will be affected, particularly when measured on a quarterly basis, by the volume, composition and timing of orders for capital equipment by FPD manufacturers. Other uncertainties include, acceptance of new products, timing of orders received, costs associated with new product introductions and managing growth, as well as the factors discussed in "Other Factors Affecting Company Results" below. For a further discussion of the Company's business, please refer to the Company's 1997 Annual Report on Form 10-KSB.

Overview
Photon Dynamics develops, manufactures and markets on a worldwide basis a suite of products to inspect virtually all types of FPDs and to address all key areas of AMLCD test, inspection and repair throughout all major stages of the manufacturing life cycle, from research and development through commercial production.

Photon dynamics' revenue is obtained primarily through a direct sales force, and to a lesser extent, value added resellers in Japan and Korea. During fiscal 1997, the Company entered into an agreement with a Korean company to be the exclusive value added reseller of the Company's inspection products in Korea. The Company has also entered into a new memorandum of understanding with IHI, under which it is intended that IHI will sell and service all three of the Company's product lines in Japan. Previously the Company marketed its inspection and repair systems directly through its subsidiary, KKPD. In the quarter ended June 30, 1997 the Company shipped its first inspection and repair systems to IHI. The Company is in the process of negotiating the final agreement with IHI.

The Company derives substantially all of its revenue from international sales in Asia, primarily Japan and Korea, where the majority of volume flat panel production currently resides. At present all sales to Korea whether direct or to value added resellers are made in US dollars. Sales to IHI of the Company's test systems are made in US dollars. Sales of inspection and repair systems made directly through the Company's Japanese subsidiary are made in Yen.

The Company's revenue is derived primarily from the sale of products. The Company does not expect that service revenue for continuing maintenance of its products will be a significant part of its revenue in the near term.

Results of Operations

Revenue. Revenue decreased 1% from $24.8 million in fiscal 1996 to $24.5 million in fiscal 1997. Revenue from product sales decreased by $0.2 million from $23.4 million to $23.2 million over the same period. Revenue, although essentially flat year on year, was below the Company's expectations. The Company is in the process of announcing and shipping new products which have significant improvements in throughput and testing specifications over our current generation of products, decreasing demand for the Company's existing systems. The Company experienced delays in shipping some of these new products in the fourth quarter of fiscal 1997. Because the Company derives substantially all of its revenue from the sale of a relatively small number of systems, which typically range in price from $400,000 to $1.5 million, the timing of the sale of a single system could have and has had a significant impact on the Company's revenue in any particular period.

International sales accounted for $24.0 million and $21.6 million of revenue in fiscal 1997 and 1996, respectively. Sales to Japan decreased to $7.2 million in fiscal 1997 from $9.3 million in fiscal 1996, and sales in Korea increased to $14.7 million in fiscal 1997 from $10.6 million in fiscal 1996.

Gross Margin. Gross margin as a percent of revenue decreased to 43.7% in fiscal 1997 from 46.5% in 1996. The gross margin for product sales decreased to 40.5% in fiscal 1997 from 47.4% in fiscal 1996. The decrease was the result of a less favorable product mix year to year as well as an investment by the Company in customer service. Overall product gross margins will fluctuate on a quarterly basis as the Company's product mix fluctuates. The decrease in product gross margins was offset by an increase in non product gross margins due to a $1 million initial fee paid by a Korean company to be the exclusive value added reseller of the Company's inspection products in Korea.

Research and Development. The Company increased its research and development expenses to $7.8 million in fiscal 1997, or 31.7% of revenue, from $4.0 million in fiscal 1996, or 16.1% of revenue. The increase in research and development spending primarily reflects the increased costs of hiring and retaining experienced engineers to increase the level of new product development. The Company has identified and announced a number of product enhancements that it believes will improve its ability to sell to volume production environments. As a result, the Company increased its level of research and development spending and does not expect this level to decline significantly on an absolute dollar basis in fiscal 1998.

Selling, General and Administrative. Selling, general and administrative expenses decreased to $5.6 million, or 23% of revenue, in fiscal 1997 from $6.1 million, or 24.7% of revenue, in fiscal 1996. In fiscal 1997, the Company established a Korean subsidiary and terminated an agreement with a representative, who had previously sold all products in Korea. This resulted in a net decrease in selling expenses related to Korea. Selling, general and administrative expenses may increase in absolute dollar amounts in fiscal 1998 and in future periods depending on various factors, including the level of the Company's revenue and other operations. Selling expenses may also fluctuate based on the Company's product and territory sales mix, which have different sales channels and associated cost structures.

In September, 1996 the Company ceased operations of its Defect Monitoring Tool
(DMT) product line. The DMT product group worked exclusively on a single customer project not in the flat panel market. As a result of the cancellation of this project, the associated inventory and assets of this product line which were not transferred to other products were disposed of. The Company recorded a $844,000 charge to write down the inventory and assets associated with the product line in fiscal 1996.

Interest income/expense. Interest income in fiscal 1997 decreased to $348,000 from $646,000 in fiscal 1996 as a result of reduced cash and investment balances. Interest expense and other consists of interest expense and foreign exchange gains and losses.

Provision for Income Taxes. Provisions for income taxes in fiscal 1996 were minimal due to the utilization of loss carryforwards and in fiscal 1997 as a result of the Company's operating loss. As of September 30, 1997 the Company had available federal and state net operating loss carryforwards of approximately $14.2 million and $3.6 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1.2 million and $0.5 million, respectively.

The net operating loss and credit carryforwards will expire at various times beginning in 1999 through 2012 if not utilized. As of September 30, 1997, the Company had deferred tax assets of approximately $9.2 million, for which no benefit has been recorded on the Company's financial statements, and which consist primarily of net operating loss and research and development tax credit carryforwards. This deferred tax asset will be recognized in future periods as taxable income is realized and consistent profits are reported.

Liquidity and Capital Resources
Cash used by operating activities was $3.2 million for fiscal 1997. Working capital items that significantly impacted cash balances were accounts receivable and inventory. The Company's accounts receivable balance increased $1.1 million to $9.8 million. The factors affecting the accounts receivable balance include, the Company's credit terms to customers, which typically have a small portion of the payment extended for a period of months after shipment, resulting in a larger accounts receivable balance. Inventory levels increased $1.0 million, reflecting an increase in finished goods of new and existing products.

Capital expenditures in fiscal 1997 and fiscal 1996 were $1.6 million and $1.2 million, respectively. The increase was the result of the Company's relocation to a new facility in the first quarter of fiscal 1997 and the related spending on leasehold improvements.

The Company has a $7.5 million line of credit financing from Bank of the West which expires in May 1998. No amounts were outstanding as of September 30, 1997. Borrowings under this line of credit bear interest at the prime rate. This line of credit is secured by substantially all of the Company's assets and contains certain financial and other covenants. As of September 30, 1997, the Company was in default of certain of these financial covenants and as a result the line is no longer available to the Company. As of September 30, 1997, the Company had no material outstanding commitments to purchase or lease capital equipment. In December 1997, the Company obtained a new line of credit financing from Imperial Bank for $5 million, expiring in December 1998 and bearing interest at the prime rate.

The Company believes that cash and cash equivalents and income from operations will be sufficient to satisfy working capital requirements for the next 12 months.

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

Other Factors Affecting Company Results
The Company has experienced, see unaudited quarterly consolidated financial data (page 7), and expects to continue to experience significant fluctuations in its quarterly results of operations. The Company derives substantially all of its revenue from the sale of a relatively small number of systems, which typically range in price from $400,000 to $1.5 million. As a result, the timing of the sale of a single system could have a significant impact on the Company's quarterly revenue and results of operations. The failure to receive anticipated orders or delays in shipments in a particular quarter, due, for example, to unanticipated shipment reschedulings or cancellations by customers or unexpected manufacturing difficulties, may cause revenue for that quarter to fall significantly below the Company's expectations, which would have a material adverse effect on the Company's results of operations for such quarter. The Company's backlog at the beginning of each quarter is not necessarily indicative of actual sales for any succeeding period. All orders are subject to delay or cancellation with limited or no penalty. The Company's sales will often reflect orders shipped in the same quarter that they are received. Other factors which may have an influence on the Company's results of operations in a particular quarter include the volume, mix and timing of the receipt of orders from major customers, competitive pricing pressures, costs of components and subsystems, the Company's ability to design, manufacture and introduce new products on a cost effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of benefits from such improved capabilities, fluctuations in foreign exchange rates, the timing of recognition of revenue under development contracts, the introduction and announcement of new products by the Company's competitors and changing conditions in the FPD market worldwide. In particular, due to substantial differences in gross margin for the Company's products, changes in the mix of products sold could result in substantial fluctuations in the Company's gross margin. Accordingly, the Company's results of operations are subject to significant variability from quarter to quarter. The Company believes that the current economic conditions in East Asia and specifically Korea could have a negative impact on the Company's results of operations if the Korean Won continues to fall against the U.S. dollar. This could result in lower average sales prices for the Company's products in Korea, cancellation of orders or failure to place new orders for the Company's equipment. For a further discussion of the Company's business, please refer to the Company's 1997 Annual Report on Form 10-KSB.

                             Photon Dynamics, Inc.
                          Consolidated Balance Sheets

                     (In thousands, except share amounts)

                                                                                           September  30,
                                                                                   -----------------------------
                                                                                     1997                  1996
                              Assets                                               --------              --------
Current assets:
  Cash and cash equivalents                                                         $ 4,831               $ 5,108
  Short term investments                                                                  -                 4,066
  Accounts receivable, net of allowance for doubtful accounts of $951 ($629 in 1996); including $3,093 receivable from related parties
   ($1,220 in 1996)                                                                   9,785                 8,652
  Inventories                                                                         5,076                 4,125
  Prepaid expenses and other current assets                                             512                   518
                                                                                    -------               -------
Total current assets                                                                 20,204                22,469

Property, equipment, and leasehold improvements, net                                  2,226               $ 2,743
Other assets                                                                            773                   640
                                                                                    -------               -------
Total assets                                                                        $23,203               $24,958
                                                                                    =======               =======
                   Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                                  $ 2,666               $ 2,743

  Accrued expenses and other liabilities                                              2,489                 2,067

  Customer deposits and deferred revenue                                                276                   353

  Current portion of long-term debt                                                       4                    16
                                                                                    -------               -------
Total current liabilities                                                             5,435                 5,179

Noncurrent portion of long-term debt                                                      6                     9

Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized, none issued and
    outstanding                                                                           -                     -
  Common stock, no par value, 20,000,000 shares authorized, 7,147,714 and
    6,888,032 shares issued and outstanding                                          38,573                38,064
  Accumulated deficit                                                               (20,682)              (18,201)
  Foreign currency translation adjustment and other                                     (14)                   (7)
  Notes receivable from shareholders                                                   (115)                  (86)
                                                                                    -------               -------
Total shareholders' equity                                                           17,762                19,770
                                                                                    -------               -------
Total liabilities and shareholders' equity                                          $23,203               $24,958
                                                                                    =======               =======

                             Photon Dynamics, Inc.

                     Consolidated Statements of Operations
                    (In thousands, except per share amounts)


                                                 YEARS ENDED SEPTEMBER 30,
                                          ------------------------------------
                                            1997                         1996
                                          --------                      -------
Revenue:
 Product revenue                           $23,157                      $23,381
 Non product revenue                         1,350                        1,382
                                          --------                      -------
                                            24,507                       24,763

Cost of revenue:
 Product revenue                            13,789                       12,294
 Non product revenue                             -                          962
                                          --------                      -------
                                            13,789                       13,256
                                          --------                      -------
Gross margin                                10,718                       11,507

Operating expenses:
 Research and development                    7,776                        3,982
 Selling, general, and administrative        5,637                        6,118
 Asset write-off related to product
  line disposal                                  -                          844
Total operating expenses                  --------                      -------
                                            13,413                       10,944
Operating income (loss)                   --------                      -------
                                            (2,695)                         563
Interest income
Interest expense and other                     348                          646
                                              (114)                        (316)
Income (loss) before provision for        --------                      -------
 income taxes
                                            (2,461)                         893
Provision for income taxes
                                                20                           39
Net income (loss)                         --------                      -------
                                           $(2,481)                     $   854
                                          ========                      =======
Net income (loss) per share
Shares used in computing net income         $(0.35)                      $ 0.12
 (loss) per share
                                             7,049                        7,387
See accompanying notes to consolidated financial statements

                             Photon Dynamics, Inc.

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                      YEARS ENDED SEPTEMBER 30,
                                                                    -----------------------------
                                                                      1997                 1996
                                                                    --------             --------
OPERATING ACTIVITIES
Net income (loss)                                                   $(2,481)             $    854
Adjustments to reconcile net income to net cash used in operating activities:
   Depreciation and amortization                                      1,186                   723
   Changes in operating assets and liabilities:
     Accounts receivable                                             (1,133)               (3,372)
     Inventories                                                       (951)               (1,139)
     Prepaid expenses and other current assets                            6                  (299)
     Other assets                                                      (140)                 (418)
     Accounts payable                                                   (77)                1,044
     Accrued expenses and other liabilities                             422                  (301)
     Customer deposits and deferred revenue                             (77)                 (898)
                                                                    --------             --------
Net cash used in operating activities                                (3,245)               (3,806)

INVESTING ACTIVITIES
Acquisition of property and equipment net                            (1,563)               (1,154)
Acquisition of short term investments                                (2,745)              (10,554)
Maturities of short term  investments                                 6,811                 6,488
                                                                    --------             --------
Net cash provided by (used in) investing activities                   2,503                (5,220)

FINANCING ACTIVITIES
Repayment of lines of credit                                              -                (2,325)
Principal payments under  capital leases                                (15)                  (30)
Issuance of common stock                                                509                   226
Proceeds from initial public offering, net                                -                16,895
Repayment of notes  receivable from shareholders                         27                    49
Issuance of note receivable from shareholder                            (56)                    -
Payment of notes payable                                                  -                  (979)
                                                                    --------             --------
Net cash provided by financing activities                               465                13,836
                                                                    --------             --------
Net increase (decrease) in cash and cash equivalents                   (277)                4,810
Cash and cash equivalents at beginning of period                      5,108                   298
                                                                    --------             --------
Cash and cash equivalents at end of period                          $ 4,831              $  5,108
                                                                    ========             ========

See accompanying notes to consolidated financial statements

                             Photon Dynamics, Inc.

                Consolidated Statements of Shareholders' Equity
                                 (In thousands)


                                                                                              FOREIGN         NOTES
                                      CONVERTIBLE                                            CURRENCY      RECEIVABLE      TOTAL
                                    PREFERRED STOCK        COMMON STOCK      ACCUMULATED    TRANSLATION       FROM     SHAREHOLDERS'
                                                                              DEFICIT        ADJUSTMEMT    SHAREHOLDERS    EQUITY
                                                                                             AND OTHER
                                   ----------------------------------------
                                   SHARES       AMOUNT     SHARES    AMOUNT
                                   -------------------------------------------------------------------------------------------------
Balance at October 1, 1995            9,823    $ 17,935    1,156     $ 3,008   $(19,055)      $ 104         $(135)         $ 1,857

Issuance of common stock                  -           -      122         226          -           -             -              226

Conversion of preferred stock to
 common stock                        (9,823)    (17,935)   3,482      17,935          -           -             -                -

Initial public offering, net
 of offering costs                        -           -    2,128      16,895          -           -             -           16,895

Foreign currency translation
 adjustment                               -           -        -           -          -        (111)            -             (111)

Repayment of notes receivable             -           -        -           -          -           -            49               49

Net income                                -           -        -           -        854           -             -              854
                                   -----------------------------------------------------------------------------------------------

Balance at September 30, 1996             -           -    6,888      38,064    (18,201)         (7)          (86)          19,770

Issuance of common stock                  -           -      260         509          -           -             -              509

Foreign currency translation
 adjustment                               -           -        -           -          -          (7)            -               (7)

Issuance of notes receivable              -           -        -           -          -           -           (56)             (56)

Repayment of notes receivable             -           -        -           -          -           -            27               27

Net loss                                  -           -        -           -     (2,481)          -             -           (2,481)

                                   -----------------------------------------------------------------------------------------------
Balance at September 30, 1997             -    $      -    7,148     $38,573   $(20,682)      $ (14)       $ (115)         $17,762
                                   ===============================================================================================

See accompanying notes to consolidated financial statements

Notes to consolidated Financial Statements

NOTE 1 - Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions.

Photon Dynamics, Inc. is a manufacturer of test, inspection and repair systems for the flat panel display industry.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short Term Investments. The Company considers all highly liquid investments purchased with a maturity of three months or less on the date of purchase to be cash equivalents. At September 30, 1996, short term investments consisted of commercial paper and fixed rate notes classified as available for sale which matured during the year. The cost of these securities approximated the fair value and the amount of realized gains or loss was not significant. There were no short term investments as of September 30, 1997.

Inventories. Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

                                                SEPTEMBER 30,
                                           ----------------------
                                            1997            1996
                                           ------          ------
Inventories comprise (in thousands):
          Raw materials                    $1,376          $1,970
          Work-in-progress                  1,677           1,247
          Finished goods                    2,023             908
                                           ------          ------
                                           $5,076          $4,125
                                           ======          ======

Property, Equipment and Leasehold Improvements. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally three to five years. Equipment recorded under capital leases is amortized using the straight-line method over the lesser of the lease terms or the lives of the related assets.

                                                  SEPTEMBER 30,
                                           ------------------------
                                             1997            1996
                                           -------         --------
Property and equipment comprise (in
 thousands):
          Equipment                        $ 3,772         $ 3,553
          Office furniture and fixtures        330             265
          Leasehold improvements               455             459
                                           -------         -------
                                             4,557           4,277
          Less accumulated depreciation
           and amortization                 (2,331)         (2,428)
                                           -------         -------
                                           $ 2,226         $ 1,849
                                           =======         =======

Accrued Liabilities. Accrued expenses and other liabilities consist of the following:

                                                   SEPTEMBER 30,
                                           --------------------------
                                              1997             1996
                                           ---------        ---------
Accrued liabilities comprise (in
 thousands):
          Warranty                           $1,001          $  603
          Compensation                          820             585
          Other accrued expenses                668             879
                                             ------          ------
                                             $2,489          $2,067
                                             ======          ======

Foreign Currency Translation. Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are included in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in results of operations.

Revenue Recognition. The Company generally recognizes revenue from product sales at the time of shipment, which usually precedes final acceptance. The Company also sells one-year service contracts, for which revenue is recognized ratably over the contract period. Non product revenue includes a $1 million fee paid by a Korean company to be the exclusive value added reseller of the Company's inspection products in Korea.

Concentration of Credit Risk. The Company markets its products primarily to a limited number of customers in the Far East, primarily Japan and Korea. The Company is subject to economic conditions, and specifically exchange rate movements, affecting its customers and the countries in which it operates. The Company believes its credit evaluation and monitoring process mitigates this credit risk and does not generally require collateral. In 1997, sales to three unaffiliated and one affiliated customer accounted for 26%, 20%, 11% and 26% respectively. In 1996, sales to two unaffiliated and one affiliated customer represented 30%, 14% and 19% of total revenue. International sales accounted for 98% and 88% of total revenue in 1997 and 1996, respectively.

Warranty and Installation. The Company generally warrants its systems for a period of 12 months from installation for material and labor to repair and service the system. A provision for the estimated cost of installation and warranty is recorded upon shipment.

Fair Value of Financial Instruments. The Company has evaluated the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate the fair value due to their short maturities.

Net Income (Loss) Per Share. Income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock options and warrants (using the treasury stock method). In February 1997, The Financial Accounting Standards Board issued Statement ("FASB") No. 128, Earnings Per Share, which is effective for the Company's quarter ended March 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the year ended September 30, 1996 of $0.01. There is no impact for the year ended September 30, 1997. The impact of Statement 128 on the calculation of fully diluted earnings per share, which has not been materially different than primary earnings per share for these periods, is not expected to be material.

Stock Based Compensation Plans. The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of the Accounting Principles Board's Opinion No.25 "Accounting For Stock Issued to Employees" (APB 25). Pro forma information regarding net income (loss) per share is disclosed as required by the FASB's Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), see note 6.

Impact of Recently Issued Accounting Standards. In June 1997, the FASB released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will adopt the standard in fiscal 1999. The Company believes that adoption of FAS 130 will not have a material impact on the Company's consolidated financial statements.

In June 1997, the FASB released Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS
131). This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. The Company will adopt the standard in fiscal 1999. The Company believes that adoption of FAS 131 will not have a material impact on the Company's consolidated financial statements.

Reclassifications have been made to the prior years' consolidated financial statements to conform to the current years' presentation.

NOTE 2 - Related Parties

During 1997 and 1996 the Company sold approximately $6,341,000 and $4,651,000 of its systems to LG Electronics, Inc. LG Electronics owns approximately 8% of the Company's common stock, and warrants to purchase 28,333 shares of

Common Stock at an exercise price of $0.60 per share, as well as a seat on the board of directors. The Company believes its sales to LG Electronics were made on terms no less favorable than would have been obtained from unaffiliated parties.

NOTE 3 - Asset Write-off Related to Product Line Disposal
In September, 1996 the Company ceased operations of its Defect Monitoring Tool
(DMT) product line. The DMT product group worked exclusively on a single customer project not in the flat panel market. As a result of the cancellation of this project, the associated inventory and assets of this product line which were not transferred to other products were disposed of. The Company recorded a $844,000 charge to write down the inventory and assets associated with the product line in fiscal 1996.

NOTE 4 - Short Term Borrowings
The Company has a $7.5 million line of credit financing from Bank of the West, which expires in May 1998. No amounts were outstanding as of September 30, 1997. Borrowings under this line of credit bear interest at the prime rate. This line of credit is secured by substantially all of the Company's assets and contains certain financial and other covenants. As of September 30, 1997 the Company was in default of certain of these financial covenants and as a result the line is no longer available to the Company. See note 10.

NOTE 5 - Lease Obligations and Commitments
The Company leases its main facility under a noncancelable operating lease agreement that expires in fiscal 2002.

                    OPERATING LEASES
                    ----------------
          1998                  $574
          1999                   591
          2000                   609
          2001                   627
          2002                    52

Rental expense for the years ended September 30, 1997 and 1996 was $781,000 and $352,000, respectively.

NOTE 6 - Shareholders' Equity
Warrants. The Company has 148,832 warrants outstanding to purchase shares of Series E preferred stock, which are currently exercisable in exchange for 49,610 shares of common stock at $5.50 per share. The warrants expire from 2000 to 2002. The Company also has 128,055 warrants outstanding to purchase shares of common stock at $0.60 per share. These warrants expire in 1999.

Stock Reserved for Future Issuance. As of September 30, 1997, the Company has reserved 1,391,783 shares of common stock for future issuance.

Stock Option and Purchase Plans. Under the Company's stock option plans, the Board of Directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors. Options granted under the plan are for periods not to exceed ten years, at prices at least equal to the fair market value of common stock at the grant date, and become exercisable generally over a period of four years.

The following table summarizes activity under the Plans:

                                   SHARES UNDER OPTION    WEIGHTED AVERAGE
                                                           EXERCISE PRICE
                                   ---------------------------------------
Balance at October 1, 1995                     819,580               $1.55

Granted                                        591,900               $7.51
Exercised                                      (91,905)              $1.03
Canceled                                      (217,056)              $2.00
                                   ---------------------------------------
Balance at September 30, 1996                1,102,519               $4.58

Granted                                        239,933               $6.24
Exercised                                     (179,649)              $1.29
Canceled                                      (154,298)              $6.65
                                   ---------------------------------------
Balance at September 30, 1997                1,008,505               $5.24
                                   =======================================

Options to purchase 170,653 shares of common stock are available for grant as of September 30, 1997. Options for 452,173 shares are currently exercisable (options for 354,119 shares at September 30, 1996).

The Company has reserved 100,000 shares of common stock to be issued under the 1995 Employee Stock Purchase Plan. The plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the plan. Employees purchased 46,924 shares in fiscal 1997 for $289,000 and 18,116 shares for $117,000 in fiscal 1996. At September 30, 1997 34,960 shares were available for issuance under the plan.

Accounting for Stock Based Compensation Plans. In accordance with the provisions of FAS 123, the Company applies APB Opinion 25 and related Interpretations in accounting for its Stock Option and Employee Stock Purchase plans and accordingly, does not recognize compensation expense in the statement of operations because the exercise price of the employees' stock options equals the market price of the underlying stock on the date of grant. If the Company had elected to recognize compensation expense based on the fair value of the options granted at the grant date as prescribed by FAS 123, net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated in the table below:

Year ended September 30,                              1997     1996
(in thousands except per share amounts)          ---------------------
Net income (loss) as reported                       $(2,481)   $ 854
Net income (loss) pro forma                         $(3,325)   $ 515
Net income (loss) per share - as reported           $ (0.35)   $0.12
Net income (loss) per share - pro forma             $ (0.47)   $0.07

The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years because FAS 123 is applicable only to options granted subsequent to October 1, 1995. Compensation expense for the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model for the multiple option approach with the following weighted average assumptions:

                                                     1997       1996
                                                 ---------------------
Expected dividend yield                               -          -
Expected stock price volatility                      0.70       0.70
Risk free interest rate                              6.01%      6.20%
Expected life of options (from grant date)           3 years    3 years

The following table summarizes information about stock options outstanding at September 30, 1997:


                                   OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                --------------------------------------------------------------------------------------------------
RANGE OF              NUMBER            WEIGHTED         WEIGHTED AVERAGE        NUMBER           WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING AT         AVERAGE          EXERCISE PRICE      OUTSTANDING AT       EXERCISE PRICE
                     9/30/97            REMAINING                                9/30/97
                                     CONTRACTUAL LIFE
                                         (YEARS)
                --------------------------------------------------------------------------------------------------
$0.60-$0.90         222,498                  6.32            $ 0.73              174,712               $ 0.75
$2.40-$5.88         202,194                  8.31            $ 4.29               77,668               $ 3.69
$6.00-$6.75         462,880                  8.86            $ 6.70              148,404               $ 6.65
$7.20-$9.00          51,883                  8.44            $ 7.94               25,658               $ 8.01
$11.00               69,050                  8.61            $11.00               25,731               $11.00
                --------------------------------------------------------------------------------------------------
$0.60-$11.00      1,008,505                  8.15            $ 5.24              452,173               $ 4.19

The weighted average grant date fair value of stock options and employee purchase plan rights granted in fiscal 1997 and 1996 was approximately $3.00 and $3.69, respectively.

NOTE 7 - Notes Receivable from shareholders
Notes receivable from shareholders arose from certain employees exercising their stock options as well as advances to purchase stock on the open market. The notes bear interest at 6.83% per annum, and are secured by the shares of common stock.

NOTE 8 - income taxes
The provision for income taxes for the year ended September 30, 1997 consists of the following:


In thousands                                               Year Ended September 30,
                                                       ---------------------------------
                                                         1997             1996
     Federal - current                                 $      -         $      29
     State - current                                          -                10
     Foreign - current                                       20                 -
                                                       ---------------------------------
              Total                                         $20               $39

The provisions for taxes on income differed from the provisions calculated by applying the federal statutory rate to income before taxes as follows:


In thousands

                                                             Year Ended September 30,
                                                       ----------------------------------
                                                           1997                   1996
     Expected provision (benefit) at statutory rate       $(868)                 $ 313
     Foreign taxes                                           20                      -
     Alternative minimum taxes                                -                     39
     Benefit of operating loss carryforwards                  -                   (313)
     Unbenefited current year loss                          868                      -
                                                       ----------------------------------
                                                          $  20                  $  39

As of September 30, 1997, the Company has federal and state net operating loss carryforwards of approximately $14,200,000 and $3,600,000, respectively. The Company also has federal and state research and development tax credit carryforwards of approximately $1,200,000 and $540,000, respectively. The net operating loss and credit carryforwards will expire at various times beginning in 1999 through 2012, if not utilized.

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

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss and credit carryforwards.
Significant components of the Company's deferred tax assets are as follows:

         In thousands                               Year Ended September 30,
                                                    ------------------------
         Deferred tax assets:                         1997           1996
            Net operating loss carryforwards         $ 5,043        $ 4,712
            Research credit carryforwards              1,551            920
            Capitalized research costs                   424            335
            Inventory valuation                          851            771
            Other individually immaterial items        1,321          1,063
                                                    ------------------------
         Total deferred tax assets                     9,190          7,801
            Valuation allowance                       (9,190)        (7,801)
                                                    ------------------------
         Net deferred tax assets                     $     -        $     -
                                                    ========================

NOTE 9 - Statements of Cash Flows Data

(In thousands)                                            1997        1996
                                                          ----        ----
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                              $ 4      $   272

Income taxes paid                                          $20      $   110

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
          FINANCING ACTIVITIES
Conversion of Preferred Stock to Common Stock              $ -      $17,935

NOTE 10 - Subsequent Event (Unaudited)
In December 1997, the Company obtained a new line of credit financing from Imperial Bank for $5 million, expiring in December 1998 and bearing interest at the prime rate.